[Letterhead of Morgan, Lewis & Bockius LLP]
James W. McKenzie, Jr.
215-963-5134
jmckenzie@morganlewis.com
November 10, 2005
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0409
Washington, DC 20549

Attention:	Edward M. Kelly, Esq. Senior Counsel Division of Corporation Finance

Re:	Marlin Business Services Corp. Registration Statement on Form S-3 Filed September 15, 2005 File Nos. 333-128329 and 333-128330

Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and Subsequent Quarterly Reports on Form 10-Q File No. 0-50488
Dear Mr. Kelly:
On behalf of Marlin Business Services Corp. (“Marlin,” or the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission in your letter dated October 12, 2005, to George D. Pelose, Esq. with respect to Marlin’s Registration Statement on Form S-3 (File No. 333-128329) (the “Resale Shelf Registration Statement”), Registration Statement on Form S-3 (File No. 333-128330) (the “Universal Shelf Registration Statement”), Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “Form 10-K”) and subsequent Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005 and June 30, 2005, respectively (together, the “Form 10-Q”).
In response to your letter, set forth below are your comments in bold followed by our responses to your comments.
Where indicated below, we will include changes to the disclosure in the Universal Shelf Registration Statement in a Pre-Effective Amendment No. 1 to the Universal Shelf Registration Statement, which we will file after we receive confirmation from the Staff that these proposed changes are acceptable.
We have sent to your attention courtesy copies of this letter and the proposed draft of Pre-Effective Amendment No. 1 to the Universal Shelf Registration Statement, which amendment includes exhibits and is blacklined to reflect changes against the initial Universal Shelf Registration Statement. We have also included in that package proposed changes to the Form 10-K and Form 10-Q. After we receive confirmation from the Staff that these proposed changes are acceptable, the

Edward M. Kelly, Esq.
Securities and Exchange Commission
November 10, 2005

Company will prepare the appropriate amendments to each of the Form 10-K and Form 10-Q and amendments to each of the Resale Shelf Registration Statement and the Universal Shelf Registration Statement to incorporate by reference the amendments to each of the Form 10-K and Form 10-Q.
General

1.	When you request acceleration of the shelf registration statement, you should state that Marlin Business Services Corp. or Marlin has no present intent to make the first offering of securities promptly and that Marlin will be making the offering on a delayed basis rather than in reliance on Rule 430A. Alternatively, file a pre-effective amendment to include all of the information about the securities to be offered, plan of distribution, a clean legality opinion, and, if applicable, an underwriting agreement for any securities to be offered promptly in reliance on Rule 430A.

Response: We advise the Staff that the Company will state in its acceleration request of the Resale Shelf Registration Statement and Universal Shelf Registration Statement, respectively, that it has no present intent to make the first offering of securities promptly and that it will be making the offering on a delayed basis rather than in reliance on Rule 430A.

2.	Give us a confirmation before the registration statement’s effectiveness that Marlin will file appropriate opinion(s) of counsel with every takedown from the registration statement. You may file the opinion(s) under Rule 462(d) of Regulation C under the Securities Act or under cover of Form 8-K. See Release No. 33-6714, footnote 47.

Response: We advise the Staff that the Company will file appropriate opinion(s) of counsel with every takedown from the Resale Shelf Registration Statement and the Universal Shelf Registration Statement before such registration statements’ effectiveness. The opinions will be filed under Rule 462(d) of Regulation C under the Securities Act or under cover of Form 8-K.

3.	Where the offered securities involve the issuance of a novel or complex security, we may have comments on the disclosure in the prospectus supplement or supplements. If Marlin is contemplating such an offering and would prefer our review of the disclosure in preliminary form rather than in the definitive prospectus supplement, submit the proposed prospectus supplement to us before the intended offering date.

Response: We understand that the Staff may have further comments on the Company’s disclosure in prospectus supplement(s) where the offered securities involve the issuance of a novel or complex security. However, at this time, the Company is not contemplating such an offering.
Registration Fee Table

4.	Clarify in footnote 7 that any shares issued under this indeterminate amount will be counted against the $50 million of securities that Marlin is registering.

Response: The Universal Shelf Registration Statement has been revised on the cover page in accordance with the Staff’s comment.

Edward M. Kelly, Esq.
Securities and Exchange Commission
November 10, 2005

Prospectus’ Outside Front Cover Page

5.	We note the statement: “The Prospectus supplements may also add, update or change information contained in this prospectus.” Since a prospectus supplement may supplement but may not contradict, modify, or replace information in the prospectus, revise. Similarly, revise the second paragraph on page 1 and the third paragraph under “Authorized and Outstanding Capital Stock” on page 11.

Response: The Universal Shelf Registration Statement has been revised on the Prospectus’ outside front cover page and page 11 in accordance with the Staff’s comment.
About This Prospectus, page 1

6.	Move this section so that it follows the summary and risk factors sections. See Items 502 and 503(c) of Regulation S-K.

Response: The Universal Shelf Registration Statement has been revised on pages 1 and 26 in accordance with the Staff’s comment.
Preferred Stock, page 11

7.	Disclosure states that Marlin’s board of directors may issue preferred stock with conversion rights. Shares of preferred stock may not be issued for other securities that have not been registered under the registration statement unless the shares convertible into the other securities are not legally exercisable immediately or within one year of the date of sale of the preferred stock. Also, all of the underlying types of securities into which the preferred stock may be converted must be identified with specificity in the registration statement. Please revise.

Response: The Universal Shelf Registration Statement has been revised on page 11 in accordance with the Staff’s comment.
Description of the Debt Securities We May Offer, page 14

8.	The Trust Indenture Act of 1939 does not permit the qualification of an indenture after the registration statement’s effectiveness. Thus, file an indenture for the senior debt securities and an indenture for the subordinated debt securities as exhibits to the registration statement before its effectiveness.

Response: The Company will file Exhibit 4.2, Form of Indenture, with Pre-Effective Amendment No. 1 to the Universal Shelf Registration Statement. The Company has revised its disclosure regarding the debt securities and a separate indenture for the senior debt securities and subordinated debt securities is no longer necessary.

9.	We note the statement in this section’s paragraph: “We urge you to read the indentures applicable to a particular series of debt securities because they, and not this description, define your rights as the holders of the debt securities.” Because the statement can be read to imply that investors do not have rights under the United States federal securities laws about the debt securities’ description in the prospectus, please revise.

Edward M. Kelly, Esq.
Securities and Exchange Commission
November 10, 2005

Response: The Universal Shelf Registration Statement has been revised on page 14 in accordance with the Staff’s comment.

10.	Provide a brief description in any prospectus supplement of any covenants or provisions in the governing indenture that may afford a debt holder protection if there is a highly leveraged transaction, reorganization, restructuring, merger, or similar transaction involving Marlin. Otherwise, disclose prominently in any prospectus supplement that the provisions of the governing indenture do not afford holders of the debt securities protection if there is a highly leveraged transaction, reorganization, restructuring, merger, or similar transaction involving Marlin. Address the applicability of the covenants or provisions and the ability of Marlin’s board of directors or the trustee to waive the covenants or provisions. Also address whether the covenants or provisions may have limited applicability if there is a leveraged buyout initiated or supported by Marlin, Marlin’s management, or any affiliate of Marlin or its management.

Response: We advise the Staff that the Company will provide a brief description in any prospectus supplement of any covenants or provisions in the governing indenture that may afford a debt holder protection if there is a highly leveraged transaction, reorganization, restructuring, merger, or similar transaction involving the Company. Otherwise, the Company will disclose prominently in any prospectus supplement that the provisions of the governing indenture do not afford holders of the debt securities protection if there is a highly leveraged transaction, reorganization, restructuring, merger, or similar transaction involving the Company. We further advise the Staff that, in a prospectus supplement, the Company will address the applicability of the covenants or provisions and the ability of the Company’s board of directors or the trustees to waive the covenants or provisions. In addition, the Company will also address in a prospectus supplement whether the covenants or provisions may have limited applicability if there is a leveraged buyout initiated or supported by the Company, the Company’s management, or any affiliate of the Company or its management.

11.	If a prospectus supplement relates to debt that includes a term providing for redemption at the option of the holder, give appropriate consideration to whether an offer to purchase under such a term will constitute an issuer tender offer. If so, disclose that the offer will comply with any applicable regulations under the United States federal securities laws, including Rule 14e-1 under the Exchange Act.

Response: We advise the Staff that if a prospectus supplement relates to debt that includes a term providing for redemption at the option of the holder, the Company will give appropriate consideration to whether an offer to purchase under such a term will constitute an issuer tender offer. If so, we further advise the Staff that the Company will comply with any applicable regulations under the United States federal securities laws, including Rule 14e-1 under the Exchange Act.

12.	If a prospectus supplement relates to debt that includes a term providing for redemption at the option of the holder or repurchase or acceleration upon the occurrence of a triggering event or failure to maintain a particular financial ratio, provide adequate disclosure of any other liabilities that would have to be repaid and any consents or waivers that would have to be obtained before or concurrently with the triggered debt repurchase, repayment, or acceleration. Disclose any other potential limitations of Marlin’s financial ability to comply with its obligations arising from such an occurrence.

Response: We advise the Staff that if a prospectus supplement relates to debt that includes a term

Edward M. Kelly, Esq.
Securities and Exchange Commission
November 10, 2005

providing for redemption at the option of the holder or repurchase or acceleration upon the occurrence of a triggering event or failure to maintain a particular financial ratio, the Company will provide adequate disclosure of any other liabilities that would have to be repaid and any consents or waivers that would have to be obtained before or concurrently with the triggered debt repurchase, repayment, or acceleration. We further advise the Staff that the Company will disclose any other potential limitations of the Company’s financial ability to comply with its obligations arising from such an occurrence.
Consolidation, Merger, Conveyance, Transfer or Lease, page 17

13.	Refer to the third bullet point. Give some examples of the “certain other conditions.”

Response: The Universal Shelf Registration Statement has been revised on page 17 in accordance with the Staff’s comment.
Description of the Warrants to Purchase Common Stock and Preferred Stock we May Offer, page 21

14.	The disclosure in a registration statement must be complete at the time of effectiveness except to the extent that information is unknown or not reasonably available. Thus, revise this section’s first sentence to clarify that the summaries are adequate descriptions of the common stock warrants and the preferred stock warrants being registered.

Response: The Universal Shelf Registration Statement has been revised on page 21 in accordance with the Staff’s comment.

Similarly revise the first sentence of each of these sections:

• “Description of the Warrants to Purchase Debt Securities We May Offer” on page 23.

Response: The Universal Shelf Registration Statement has been revised on page 22 in accordance with the Staff’s comment.

• “Description of Depositary Shares We May Offer” on page 24.

Response: The Universal Shelf Registration Statement has been revised on page 23 in accordance with the Staff’s comment.

• “Description of Stock Purchase Contracts and Stock Purchase Units We May Offer” on page 24.

Response: The Universal Shelf Registration Statement has been revised on page 23 in accordance with the Staff’s comment.
Description of Stock Purchase Contracts and Stock Purchase Units We May Offer, page 24

15.	We note the disclosure that stock purchase contracts may be issued as a part of stock purchase units, consisting of a stock purchase contract and the debt obligations of “third parties” as

Edward M. Kelly, Esq.
Securities and Exchange Commission
November 10, 2005

security. It appears that such an issuance would involve the offer and sale of a separate security that is not being registered. Give us your analysis why such an issuance does not require registration of the separate security.

Response: The Universal Shelf Registration Statement has been revised on page 23 in accordance with the Staff’s comment. As a result of this revision, the contemplated issuance of stock purchase contracts as a part of stock purchase units does not involve the offer and sale of a separate security that is not being registered.

16.	Clarify this section’s fourth paragraph what you mean by the language “will not purport to be complete and will be qualified in its entirety” because the prospectus supplement must describe with specificity the material terms of any stock purchase contracts or stock purchase units and, if applicable, prepaid stock purchase contracts.

Response: The Universal Shelf Registration Statement has been revised on pages 23 and 24 in accordance with the Staff’s comment.
Plan of Distribution, page 25

17.	Disclosures in this section refer to the remarketing of the offered securities. Depending upon the level of involvement by the issuer or its affiliates in the offered securities’ remarketing, any offers or sales under such arrangement may require registration under the Securities Act. If Marlin would prefer that we express our view on this issue now, provide us information about the procedures that will be used and the participants in the offered securities’ remarketing, including the role of Marlin or its affiliates, if any.

Response: We advise the Staff that the Company is aware that, depending upon the level of involvement by the Company or its affiliates in the remarketing of the offered securities, any offers or sales under such arrangement may require registration under the Securities Act. However, at this time, the Company is not contemplating the remarketing of the offered securities.
Validity of Securities, page 27

18.	Clarify that counsel will opine on the enforceability of Marlin’s obligations under any debt securities offered.

Response: The Universal Shelf Registration Statement has been revised on page 26 in accordance with the Staff’s comment.
Exhibit 5.1

19.	We note in the fifth paragraph that counsel assumes any securities issuable upon conversion, exchange, or exercise of any security will be duly authorized. Since Marlin is registering these securities, counsel must opine that these securities, when sold, will be legally issued, fully paid and non-assessable. Also, this statement is confusing in light of the opinions provided in paragraphs four and five. Revise to clarify.

Response: Exhibit 5.1 to the Universal Shelf Registration Statement has been revised in accordance

Edward M. Kelly, Esq.
Securities and Exchange Commission
November 10, 2005

with the Staff’s comment and will be filed along with Pre-Effective Amendment No. 1 to the Universal Shelf Registration Statement. We have included a draft copy of the revised Exhibit 5.1 opinion with this letter.

20.	We note the penultimate paragraph. Counsel must opine on the law of the jurisdiction governing the indenture. Please advise.

Response: Exhibit 5.1 to the Universal Shelf Registration Statement has been revised in accordance with the Staff’s comment and will be filed along with Pre-Effective Amendment No. 1 to the Universal Shelf Registration Statement. We have included a draft copy of the revised Exhibit 5.1 opinion with this letter.
Exhibit 23.1

21.	Marlin’s independent registered public accounting firm must consent also to being named in the registration statement. See Rule 436 of Regulation C under the Securities Act, and revise the exhibit in both registration statements.

Response: Exhibit 23.1 to the Universal Shelf Registration Statement has been revised in accordance with the Staff’s comment and will be filed along with Pre-Effective Amendment No. 1 to the Universal Shelf Registration Statement. We have included a draft copy of the revised Exhibit 23.1 to the Universal Shelf Registration Statement with this letter. We advise the Staff that the Company will amend Exhibit 23.1 to the Resale Shelf Registration Statement accordingly prior to the effectiveness of the Resale Shelf Registration Statement.
10-K
Item 9A. Controls and Procedures

22.	If applicable, comply also with these comments in the quarterly reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005.

Response: We have enclosed for the Staff’s review proposed changes to the Form 10-K and Form 10-Q. After we receive confirmation from the Staff that these proposed changes are acceptable, the Company will prepare the appropriate amendments to each of the Form 10-K and Form 10-Q and amendments to each of the Resale Shelf Registration Statement and the Universal Shelf Registration Statement to incorporate by reference the amendments to each of the Form 10-K and Form 10-Q.

23.	We note the disclosure that “The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed...is recorded, processed, summarized and reported..., and that such information is accumulated and communicated to management...to allow timely decisions.” Revise to clarify, if true, that:

•	Management, including your chief executive officer and chief financial officer, concluded that your disclosure controls and procedures are designed and are effective to give reasonable assurance that the information required to be disclosed in reports that you file under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in our rules and forms.
•	Your officers concluded that your disclosure controls and procedures are effective also to ensure that information required to be disclosed in the reports that you file or submit under

Edward M. Kelly, Esq.
Securities and Exchange Commission
November 10, 2005

the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions about required disclosure.

See Rule 13a-15(e) under the Exchange Act.

Response: We have enclosed for the Staff’s review proposed changes to the Form 10-K and Form 10-Q. After we receive confirmation from the Staff that these proposed changes are acceptable, the Company will prepare the appropriate amendments to each of the Form 10-K and Form 10-Q and amendments to each of the Resale Shelf Registration Statement and the Universal Shelf Registration Statement to incorporate by reference the amendments to each of the Form 10-K and Form 10-Q.

24.	We note the disclosure that “management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.” Revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove the reference to the level of assurance of your disclosure controls and procedures. See section II.F.4 of Release No. 33-8238 that is available on our website at http://www.sec.gov/rules/final/33-8238.

Response: We have enclosed for the Staff’s review proposed changes to the Form 10-K and Form 10-Q. After we receive confirmation from the Staff that these proposed changes are acceptable, the Company will prepare the appropriate amendments to each of the Form 10-K and Form 10-Q and amendments to each of the Resale Shelf Registration Statement and the Universal Shelf Registration Statement to incorporate by reference the amendments to each of the Form 10-K and Form 10-Q.

25.	We note the disclosure that:

•	“management concluded that a material weakness existed in the Company’s controls over the selection and application of accounting policies at December 31, 2004.”
•	“the Company’s CEO and CFO concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2004.”

Revise to disclose when the material weakness was identified, by whom it was identified, and when the material weakness first began.

Response: We have enclosed for the Staff’s review proposed changes to the Form 10-K and Form 10-Q. After we receive confirmation from the Staff that these proposed changes are acceptable, the Company will prepare the appropriate amendments to each of the Form 10-K and Form 10-Q and amendments to each of the Resale Shelf Registration Statement and the Universal Shelf Registration Statement to incorporate by reference the amendments to each of the Form 10-K and Form 10-Q.

26.	Describe the additional review procedures that Marlin has implemented.

Response: We have enclosed for the Staff’s review proposed changes to the Form 10-K and Form

Edward M. Kelly, Esq.
Securities and Exchange Commission
November 10, 2005

10-Q. After we receive confirmation from the Staff that these proposed changes are acceptable, the Company will prepare the appropriate amendments to each of the Form 10-K and Form 10-Q and amendments to each of the Resale Shelf Registration Statement and the Universal Shelf Registration Statement to incorporate by reference the amendments to each of the Form 10-K and Form 10-Q.

27.	Clarify whether as of the end of the period the material weakness still exists or whether it has been fully remediated. Disclose whether Marlin’s independent registered public accounting firm has affirmed this.

Response: We have enclosed for the Staff’s review proposed changes to the Form 10-K and Form 10-Q. After we receive confirmation from the Staff that these proposed changes are acceptable, the Company will prepare the appropriate amendments to each of the Form 10-K and Form 10-Q and amendments to each of the Resale Shelf Registration Statement and the Universal Shelf Registration Statement to incorporate by reference the amendments to each of the Form 10-K and Form 10-Q.

28.	Provide appropriate risk factor disclosure on the material weakness and resulting restatement. Discuss the resulting ability of investors to rely upon Marlin’s financial statements.

Response: We do not believe that risk factor disclosure is appropriate given the nature of the Company’s material weakness and resulting restatement, which arose when the Company misapplied generally accepted accounting principles as they pertain to the timing of recognition of interim rental income.

29.	We note the disclosure in the 10-Qs that “There were no other changes in the Company’s internal control over financial reporting that occurred during the Company’s last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.” Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response: We have enclosed for the Staff’s review proposed changes to the Form 10-K and Form 10-Q. After we receive confirmation from the Staff that these proposed changes are acceptable, the Company will prepare the appropriate amendments to each of the Form 10-K and Form 10-Q and amendments to each of the Resale Shelf Registration Statement and the Universal Shelf Registration Statement to incorporate by reference the amendments to each of the Form 10-K and Form 10-Q.
If you have any questions, please feel free to contact me at (215) 963-5134 or Janice E. Read at
(215) 963-5231.
Very truly yours,
/s/ JAMES W. MCKENZIE, JR.
James W. McKenzie, Jr.
JWM/avg
enclosures

cc:	Jennifer R. Hardy, Esq. George D. Pelose, Esq.

Proposed Changes to Form 10-K for the fiscal year ended December 31, 2004
Item 9A. Controls and Procedures
     Disclosure Controls and Procedures — The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the efficiency of the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Management has, therefore, designed the Company’s disclosure controls and procedures to provide a reasonable assurance of achieving their objectives.
     In connection with the preparation of this Annual Report on Form 10-K, as of December 31, 2004, an evaluation was performed under the supervision and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). As a result of this evaluation, during the first fiscal quarter of 2005 management identified and concluded that a material weakness existed at December 31, 2004 in the Company’s controls over the selection and application of accounting policies. Specifically, management concluded that the Company had misapplied generally accepted accounting principles (GAAP) as they pertain to the timing of recognition of interim rental income since the Company’s inception in 1997 and, accordingly, the Company has restated its financial statements for the fiscal years ended December 31, 2003 and December 31, 2002, and for the four quarters of fiscal years 2004 and 2003, to correct for this error (see Note 2 to the Company’s consolidated financial statements).
     Based on management’s evaluation, management, including the Company’s CEO and CFO, concluded that the Company’s disclosure controls and procedures were not designed or functioning effectively as of December 31, 2004 to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 was (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding disclosure.
     Changes in Internal Control Over Financial Reporting — There were no changes in the Company’s internal control over financial reporting that occurred during the Company’s fourth fiscal quarter of 2004 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
     In response to the aforementioned material weakness in the Company’s internal control over financial reporting, subsequent to year end December 31, 2004, the Company implemented additional review procedures over the selection and monitoring of accounting practices to ensure overall compliance with generally accepted accounting principles. These additional review procedures consisted of increased frequency and scope of management’s review of the Company’s critical accounting policies in relation to generally accepted accounting principles (GAAP). The Company also utilizes an accounting publications service to highlight changes in relevant GAAP which management considers during its review process.
     This material weakness was fully remediated during the first fiscal quarter of 2005, which has not been affirmed by the Company’s independent registered public accounting firm.

Proposed Changes to the Form 10-Q for the First Quarter of 2005
Item 4. Controls and Procedures
Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report.
Based on that evaluation, the CEO and CFO concluded that our disclosure controls and procedures as of the end of the period covered by this report are designed and functioning effectively to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding disclosure.
Changes in Internal Control over Financial Reporting
In connection with the preparation of its Annual Report on Form 10-K, as of December 31, 2004, an evaluation was performed under the supervision and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). As a result of this evaluation, management concluded that a material weakness existed in the Company’s controls over the selection and application of accounting policies at December 31, 2004. Specifically, the Company had misapplied generally accepted accounting principles (GAAP) as they pertain to the timing of recognition of interim rental income and accordingly, restated its previously issued financial statements to correct for this error (see Note 2 to the Company’s consolidated financial statements on Form 10-K filed March 15, 2005).
Based on management’s evaluation, the Company’s CEO and CFO concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2004.
In response to the aforementioned material weakness in the Company’s internal control over financial reporting, during the first quarter of 2005, the Company implemented additional review procedures over the selection and monitoring of accounting practices to ensure overall compliance with generally accepted accounting principles. The aforementioned material weakness was fully remediated during the first fiscal quarter of 2005, which has not been affirmed by the Company’s independent registered public accounting firm.
There were no other changes in the Company’s internal control over financial reporting that occurred during the Company’s first fiscal quarter of 2005 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Proposed Changes to the Form 10-Q for the Second Quarter of 2005
Item 4. Controls and Procedures
Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report.
Based on that evaluation, the CEO and CFO concluded that our disclosure controls and procedures as of the end of the period covered by this report are designed and functioning effectively to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding disclosure.
Changes in Internal Control over Financial Reporting
There were no changes in the Company’s internal control over financial reporting that occurred during the Company’s second fiscal quarter of 2005 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

DRAFT OF PROPOSED CHANGES
As filed with the Securities and Exchange Commission on November      , 2005
Registration No. 333-128330

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE
AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933

MARLIN BUSINESS SERVICES CORP.
(Exact name of registrant as specified in its charter)

Pennsylvania	38-3686388
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)
300 Fellowship Road
Mt. Laurel, New Jersey 08054
(888) 479-9111
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

George D. Pelose, Esq.
Marlin Business Services Corp.
Senior Vice President and General Counsel
300 Fellowship Road
Mt. Laurel, New Jersey 08054
(888) 479-9111
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Please address a copy of all communications to:
James W. McKenzie, Jr., Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103
(215) 963-5000

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐
CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of each class of	Amount to be	offering price	aggregate offering	Amount of
securities to be registered (1)	registered (2)	per unit (3)(4)(6)	price (2)(3)(4)(7)	registration fee (4)(5)
Common Stock, par value $0.01 per share (8)
Preferred Stock, par value $0.01 per share
Debt Securities (9)
Warrants to Purchase Common Stock
Warrants to Purchase Preferred Stock
Warrants to Purchase Debt Securities
Depositary Shares (10)
Stock Purchase Contracts
Stock Purchase Units
Total (11)	$50,000,000	100%	$50,000,000	$5,885.00

(1)	These offered securities may be sold separately, together or as units with other offered securities.

(2)	Such indeterminate number or amount of common stock, preferred stock, debt securities, warrants, depositary shares, stock purchase contracts and stock purchase units of Marlin Business Services Corp. as may from time to time be issued at indeterminate prices, in U.S. Dollars or the equivalent thereof denominated in foreign currencies or units of two or more foreign currencies or composite currencies (such as European Currency Units). In no event will the aggregate maximum offering price of all securities issued pursuant to this registration statement exceed $50,000,000, or if any debt securities are issued with original issue discount, such greater amount as will result in an aggregate offering price of $50,000,000.

(3)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act.

(4)	Pursuant to Rule 457(o) under the Securities Act, which permits the registration fee to be calculated on the basis of the maximum offering price of all the securities listed, the table does not specify by each class information as to the amount to be registered, proposed maximum offering price per unit or proposed maximum aggregate offering price. The aggregate public offering price of securities sold will not exceed $50,000,000 (see Note 2 above). Unless otherwise indicated in an amendment to this filing, no separate consideration will be received for common stock or debt securities that are issued upon conversion or exchange of debt securities registered hereunder.

(5)	Previously paid.

(6)	The proposed maximum offering price per security registered hereby will be determined by us in connection with the issuance of the securities.

(7)	Exclusive of accrued interest, distributions and dividends, if any.

(8)	Includes common stock purchase rights which are attached to, and trade and transfer with, the common stock. Prior to the occurrence of certain events, such rights will not be exercisable or evidenced separately from the common stock. Also includes such presently indeterminate number of shares of common stock as may be issued (a) upon conversion of or exchange for any preferred securities or debt securities that provide for conversion or exchange into common stock, (b) upon exercise of warrants to purchase common stock or (c) pursuant to stock purchase contracts. Also includes an indeterminate number or amount of offered securities as may be issued in connection with stock purchase units. The shares of common stock issued under this indeterminate amount will be counted against the $50,000,000 of securities being registered pursuant to this registration statement.

(9)	Subject to Note 2, such indeterminate principal amount of debt securities.

(10)	Represents depositary shares, evidenced by depositary receipts, issued pursuant to a deposit agreement. In the event the registrant issues fractional interests in shares of the preferred stock registered hereunder, depositary receipts will be distributed to purchasers of such fractional interests, and such shares of preferred stock will be issued to a depositary under the terms of a deposit agreement.

(11)	This registration statement also registers such indeterminate amounts of securities as may be issued upon conversion of, or in exchange for, the securities registered and pursuant to Rule 416(a) under the Securities Act, such indeterminable number of shares as may be issued from time to time upon conversion or exchange as a result of stock splits, stock dividends or similar transactions.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

PROSPECTUS
$50,000,000
Common Stock, Preferred Stock, Debt Securities,
Warrants to Purchase Common Stock,
Warrants to Purchase Preferred Stock,
Warrants to Purchase Debt Securities,
Depositary Shares, Stock Purchase Contracts and
Stock Purchase Units

     We will provide the specific terms of these securities in supplements to this prospectus. The prospectus supplements may supplement the information contained in this prospectus, but may not contradict, modify or replace the information contained in this prospectus. You should read this prospectus and any supplements carefully before you invest. This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.
     Our common stock is quoted on the Nasdaq National Market under the symbol “MRLN.” We have not yet determined whether any of the other securities that may be offered by this prospectus will be listed on any exchange, inter-dealer quotation system, or over-the-counter market. If we decide to seek listing of any such securities, a prospectus supplement relating to those securities will disclose the exchange, quotation system or market on which the securities will be listed.

     Investing in our securities involves risks. You should carefully review the information contained in this prospectus under the heading “Risk Factors” beginning on page 3.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES DESCRIBED IN THIS PROSPECTUS OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.
The date of this prospectus is November      , 2005.

SUMMARY
     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus or incorporated by reference in this prospectus and may not contain all the information that is important to you. Unless the context otherwise requires, the terms “Company”, “registrant”, “we”, “us” and “our” refer to Marlin Business Services Corp., a Pennsylvania corporation, and its consolidated subsidiaries.
Our Company
     We are a nationwide provider of equipment financing solutions primarily to small businesses. We finance over 60 categories of commercial equipment important to businesses including copiers, telephone systems, computers, and certain commercial and industrial equipment. We access our end user customers through origination sources comprised of our existing network of independent equipment dealers and, to a lesser extent, through relationships with lease brokers and through direct solicitation of our end user customers. Our leases are generally fixed rate transactions with terms generally ranging from 36 to 72 months.
About Marlin Business Services Corp.

Principal Executive Offices:	Internet Address:

300 Fellowship Road	www.marlincorp.com
Mount Laurel, New Jersey 08054	(Information contained on our Web site
(888) 479-9111	is not a part of this prospectus.)

RISK FACTORS
Risks Related to Our Business
If we cannot obtain external financing, we may be unable to fund our operations.
     Our business requires a substantial amount of cash to operate. Our cash requirements will increase if our lease originations increase. We historically have obtained a substantial amount of the cash required for operations through a variety of external financing sources, such as borrowings under our revolving bank facility, financing of leases through commercial paper (“CP”) conduit warehouse facilities, and term note securitizations. A failure to renew or increase the funding commitment under our existing CP conduit warehouse facilities or add new CP conduit warehouse facilities could affect our ability to refinance leases originated through our revolving bank facility and, accordingly, our ability to fund and originate new leases. An inability to complete term note securitizations would result in our inability to refinance amounts outstanding under our CP conduit warehouse facilities and revolving bank facility and would also negatively impact our ability to originate and service new leases.
     Our ability to complete CP conduit transactions and term note securitizations, as well as obtain renewals of lenders’ commitments, is affected by a number of factors, including:
•	conditions in the securities and asset-backed securities markets;

•	conditions in the market for commercial bank liquidity support for CP programs;

•	compliance of our leases with the eligibility requirements established in connection with our CP conduit warehouse facilities and term note securitizations, including the level of lease delinquencies and defaults; and

•	our ability to service the leases.
We are and will continue to be dependent upon the availability of credit from these external financing sources to continue to originate leases and to satisfy our other working capital needs. We may be unable to obtain additional financing on acceptable terms or at all, as a result of prevailing interest rates or other factors at the time, including the presence of covenants or other restrictions under existing financing arrangements. If any or all of our funding sources become unavailable on acceptable terms or at all, we may not have access to the financing necessary to conduct our business, which would limit our ability to fund our operations. We do not have long term commitments from any of our current funding sources. As a result, we may be unable to continue to access these or other funding sources. In the event we seek to obtain equity financing, our shareholders may experience dilution as a result of the issuance of additional equity securities. This dilution may be significant depending upon the amount of equity securities that we issue and the prices at which we issue such securities.
Our financing sources impose covenants, restrictions and default provisions on us, which could lead to termination of our financing facilities, acceleration of amounts outstanding under our financing facilities and our removal as servicer.
     The legal agreements relating to our revolving bank facility, our CP conduit warehouse facilities and our term note securitizations contain numerous covenants, restrictions and default provisions relating to, among other things, maximum lease delinquency and default levels, a minimum net worth requirement and a maximum debt to equity ratio. In addition, a change in our Chief Executive Officer or President is an event of default under our revolving bank facility and CP conduit warehouse facilities unless we hire a replacement acceptable to our lenders within 90 days. Such a change is also an immediate event of servicer termination under our term note securitizations. A merger or consolidation with another company in which we are not the surviving entity, likewise, is an event of default under our financing facilities. Further, our revolving bank facility and CP conduit warehouse facilities contain cross default provisions whereby certain defaults under one facility would also be an event of default under the other facilities. An event of default under the revolving bank facility or a CP conduit warehouse facility could result in termination of further funds being made available under these facilities. An event of default under any of our facilities could result in an acceleration of amounts outstanding under the facilities, foreclosure on all or a portion of the leases financed by the facilities and/or our removal as a servicer of the leases financed by the facility. This would reduce our revenues from servicing and, by delaying any cash payment allowed to us under the financing facilities until the lenders have been paid in full, reduce our liquidity and cash flow.
If we inaccurately assess the creditworthiness of our end user customers, we may experience a higher number of lease defaults, which may restrict our ability to obtain additional financing and reduce our earnings.
     We specialize in leasing equipment to small businesses. Small businesses may be more vulnerable than large businesses to economic downturns, typically depend upon the management talents and efforts of one person or a small group of persons and often need substantial additional capital to expand or compete. Small business leases, therefore, may entail a greater risk of delinquencies and defaults than leases entered into with larger, more creditworthy leasing customers. In addition, there is typically only limited publicly available financial and other information about small businesses and they often do not have audited financial statements. Accordingly, in making credit decisions, our underwriting guidelines rely upon the accuracy of information about these small businesses obtained from the small business owner and/or third party sources, such as credit reporting agencies. If the information we obtain from small business owners and/or third party sources is incorrect, our ability to make appropriate credit decisions will be impaired. If we inaccurately assess the creditworthiness of our end user customers, we may experience a higher number of lease defaults and related decreases in our earnings.
     Defaulted leases and certain delinquent leases also do not qualify as collateral against which initial advances may be made under our revolving bank facility or CP conduit warehouse facilities, and we cannot include them in our term note securitizations. An increase in delinquencies or lease defaults could reduce the funding available to us under our facilities and could adversely affect our earnings, possibly materially. In addition, increasing rates of delinquencies or charge-offs could result in adverse changes in the structure of our future financing facilities, including increased interest rates payable to investors and the imposition of more burdensome covenants and credit enhancement requirements. Any of these occurrences may cause us to experience reduced earnings.
If we are unable to effectively manage any future growth, we may suffer material operating losses.
     We have grown our lease originations and overall business significantly since we commenced operations. However, our ability to continue to increase originations at a comparable rate depends upon our ability to implement our disciplined growth strategy and upon our ability to evaluate, finance and service increasing volumes of leases of suitable yield and credit quality. Accomplishing such a result on a cost-effective basis is largely a function of our marketing capabilities, our management of the leasing process, our credit underwriting guidelines, our ability to provide competent, attentive and efficient servicing to our end user customers, our access to financing sources on acceptable terms and our ability to attract and retain high quality employees in all areas of our business.
     Even if we are able to continue our growth in lease originations, our future success will be dependent upon our ability to manage our growth. Among the factors we would need to manage are the training, supervision and integration of new employees, as well as the development of infrastructure, systems and procedures within our origination, underwriting, servicing, collections and financing functions in a manner which enables us to maintain higher volume in originations. Failure to effectively manage these and other factors related to growth in originations and our overall operations may cause us to suffer material operating losses.
If losses from leases exceed our allowance for credit losses, our operating income will be reduced or eliminated.
     In connection with our financing of leases, we record an allowance for credit losses to provide for estimated losses. Our allowance for credit losses is based on, among other things, past collection experience, industry data, lease delinquency data and our assessment of prospective collection risks. Determining the appropriate level of the allowance is an inherently uncertain process and therefore our determination of this allowance may prove to be inadequate to cover losses in connection with our portfolio of leases. Factors that could lead to the inadequacy of our allowance may include our inability to effectively manage collections, unanticipated adverse changes in the economy or discrete events adversely affecting specific leasing customers, industries or geographic areas. Losses in excess of our allowance for credit losses would cause us to increase our provision for credit losses, reducing or eliminating our operating income.
If we cannot effectively compete within the equipment leasing industry, we may be unable to increase our revenues or maintain our current levels of operations.
     The business of small-ticket equipment leasing is highly fragmented and competitive. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. A lower cost of funds could enable a competitor to offer leases with yields that are lower than those we use to price our leases, potentially forcing us to decrease our yields or lose origination volume. In addition, certain of our competitors may have higher risk tolerances or different risk assessments, which could allow them to establish more origination source and end user customer relationships and increase their market share. There are few barriers to entry with respect to our business and, therefore, new competitors could enter the business of small-ticket equipment leasing at any time. The companies that typically provide financing for large-ticket or middle-market transactions could begin competing with us on small-ticket equipment leases. If this occurs, or we are unable to compete effectively with our competitors, we may be unable to sustain our operations at their current levels or generate revenue growth.
If we cannot maintain our relationships with origination sources, our ability to generate lease transactions and related revenues may be significantly impeded.
     We have formed relationships with thousands of origination sources, comprised primarily of independent equipment dealers and, to a lesser extent, lease brokers. We rely on these relationships to generate lease applications and originations. We invest significant time and resources in establishing and maintaining these relationships. Most of these relationships are not formalized in written agreements and those that are formalized by written agreements are typically terminable at will. Our typical relationship does not commit the origination source to provide a minimum number of lease transactions to us nor does it require the origination source to direct all of its lease transactions to us. The decision by a significant number of our origination sources to refer their leasing transactions to another company could impede our ability to generate lease transactions and related revenues.
Hurricane Katrina could negatively affect our operations, which could have an adverse effect on our business or results of operations.
     In late August 2005, Hurricane Katrina struck the gulf coast of Louisiana, Mississippi and Alabama and caused substantial property damage. We cannot predict whether or to what extent damage caused by Hurricane Katrina will affect our operations or the economies in our market areas. Damage caused by Hurricane Katrina could result in a decline in our leasing activity, a decline in the value or destruction of leased property and an increase in the risk of lease delinquencies and defaults. Our business or results of operations may be adversely affected by these and other negative effects of Hurricane Katrina.
The departure of any of our key management personnel or our inability to hire suitable replacements for our management may result in defaults under our financing facilities, which could restrict our ability to access funding and effectively operate our business.
     Our future success depends to a significant extent on the continued service of our senior management team. A change in our Chief Executive Officer or President is an event of default under our revolving bank facility and CP conduit warehouse facilities unless we hire a replacement acceptable to our lenders within 90 days. Such a change is also an immediate event of servicer termination under our term note securitizations. The departure of any of our executive officers or key employees could limit our access to funding and ability to operate our business effectively.
Failure to realize the projected value of residual interests in equipment we finance would reduce the residual value of equipment recorded as assets on our balance sheet and may reduce our operating income.
     We estimate the residual value of the equipment which is recorded as an asset on our balance sheet. Realization of residual values depends on numerous factors, most of which are outside of our control, including: the general market conditions at the time of expiration of the lease; the cost of comparable new equipment; the obsolescence of the leased equipment; any unusual or excessive wear and tear on or damage to the equipment; the effect of any additional or amended government regulations; and the foreclosure by a secured party of our interest in a defaulted lease. Our failure to realize our recorded residual values would reduce the residual value of equipment recorded as assets on our balance sheet and may reduce our operating income.
The termination or interruption of, or a decrease in volume under, our property insurance program would cause us to experience lower revenues and may result in a significant reduction in our net income.
     Our end user customers are required to obtain all-risk property insurance for the replacement value of the leased equipment. The end user customer has the option of either delivering a certificate of insurance listing us as loss payee under a commercial property policy issued by a third party insurer or satisfying their insurance obligation through our insurance program. Under our program, the end user customer purchases coverage under a master property insurance policy written by a national third party insurer (our “primary insurer”) with whom our captive insurance subsidiary, AssuranceOne, Ltd., has entered into a 100% reinsurance arrangement. Termination or interruption of our program could occur for a variety of reasons, including:
•	adverse changes in laws or regulations affecting our primary insurer or AssuranceOne;

•	a change in the financial condition or financial strength ratings of our primary insurer or AssuranceOne;

•	negative developments in the loss reserves or future loss experience of AssuranceOne which render it uneconomical for us to continue the program;

•	termination or expiration of the reinsurance agreement with our primary insurer, coupled with an inability by us to quickly identify and negotiate an acceptable arrangement with a replacement carrier; or

•	competitive factors in the property insurance market.
If there is a termination or interruption of this program or if fewer end user customers elected to satisfy their insurance obligations through our program, we would experience lower revenues and our net income may be reduced.
If we experience significant telecommunications or technology downtime, our operations would be disrupted and our ability to generate operating income could be negatively impacted.
     Our business depends in large part on our telecommunications and information management systems. The temporary or permanent loss of our computer systems, telecommunications equipment or software systems, through casualty or operating malfunction, could disrupt our operations and negatively impact our ability to service our customers and lead to significant declines in our operating income.
Anti-takeover provisions and our right to issue preferred stock could make a third-party acquisition of us difficult.
     We are a Pennsylvania corporation. Anti-takeover provisions of Pennsylvania law could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to our shareholders. Our amended and restated articles of incorporation and our bylaws will contain certain other provisions that would make it more difficult for a third party to acquire control of us, including a provision that our board of directors may issue preferred stock without shareholder approval.

Risks Related to Our Industry
If interest rates change significantly, we may be subject to higher interest costs on future term note securitizations and we may be unable to effectively hedge our variable rate borrowings, which may cause us to suffer material losses.
          Because we generally fund our leases through a revolving bank facility, CP conduit warehouse facilities and term note securitizations, our margins could be reduced by an increase in interest rates. Each of our leases is structured so that the sum of all scheduled lease payments will equal the cost of the equipment to us, less the residual, plus a return on the amount of our investment. This return is known as the yield. The yield on our leases is fixed because the scheduled payments are fixed at the time of lease origination. When we originate or acquire leases, we base our pricing in part on the spread we expect to achieve between the yield on each lease and the effective interest rate we expect to pay when we finance the lease. To the extent that a lease is financed with variable rate funding, increases in interest rates during the term of a lease could narrow or eliminate the spread, or result in a negative spread. A negative spread is an interest cost greater than the yield on the lease. Currently, our revolving bank facility and our CP conduit warehouse facilities have variable rates based on LIBOR, prime rate or commercial paper interest rates. As a result, because our assets have a fixed interest rate, increases in LIBOR, prime rate or commercial paper interest rates would negatively impact our earnings. If interest rates increase faster than we are able to adjust the pricing under our new leases, our net interest margin would be reduced. As required under our financing facility agreements, we enter into interest rate cap agreements to hedge against the risk of interest rate increases in our CP conduit warehouse facilities. If our hedging strategies are imperfectly implemented or if a counterparty defaults on a hedging agreement, we could suffer losses relating to our hedging activities. In addition, with respect to our fixed rate borrowings, such as our term note securitizations, increases in interest rates could have the effect of increasing our borrowing costs on future term note transactions.
Deteriorated economic or business conditions may lead to greater than anticipated lease defaults and credit losses, which could limit our ability to obtain additional financing and reduce our operating income.
          Our operating income may be reduced by various economic factors and business conditions, including the level of economic activity in the markets in which we operate. Delinquencies and credit losses generally increase during economic slowdowns or recessions. Because we extend credit primarily to small businesses, many of our customers may be particularly susceptible to economic slowdowns or recessions and may be unable to make scheduled lease payments during these periods. Therefore, to the extent that economic activity or business conditions deteriorate, our delinquencies and credit losses may increase. Unfavorable economic conditions may also make it more difficult for us to maintain both our new lease origination volume and the credit quality of new leases at levels previously attained. Unfavorable economic conditions could also increase our funding costs or operating cost structure, limit our access to the securitization and other capital markets or result in a decision by lenders not to extend credit to us. Any of these events could reduce our operating income.
Regulatory and legal uncertainties could result in significant financial losses and may require us to alter our business strategy and operations.
     Laws or regulations may be adopted with respect to our equipment leases or the equipment leasing, telemarketing and collection processes. Any new legislation or regulation, or changes in the interpretation of existing laws, which affect the equipment leasing industry could increase our costs of compliance or require us to alter our business strategy.
     We, like other finance companies, face the risk of litigation, including class action litigation, and regulatory investigations and actions in connection with our business activities. These matters may be difficult to assess or quantify, and their magnitude may remain unknown for substantial periods of time. A substantial legal liability or a significant regulatory action against us could cause us to suffer significant costs and expenses, and could require us to alter our business strategy and the manner in which we operate our business.

Risks Related to this Offering
Our quarterly operating results may fluctuate significantly.
     Our operating results may differ from quarter to quarter, and these differences may be significant. Factors that may cause these differences include: changes in the volume of lease applications, approvals and originations; changes in interest rates; the timing of term note securitizations; the availability of capital; the degree of competition we face; and general economic conditions and other factors. The results of any one quarter may not indicate what our performance may be in the future.
Our common stock price has been volatile and its trading volume has been low. These conditions may continue or worsen.
     Our common stock has often traded at very low volumes. In addition, the trading price of our common stock may fluctuate substantially depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose part or all of your investment in our shares of common stock. Those factors that could cause fluctuations include, but are not limited to, the following:
•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of financial services companies;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of market analysts;

•	investor perceptions of the equipment leasing industry in general and our company in particular;

•	the operating and stock performance of comparable companies;

•	general economic conditions and trends;

•	major catastrophic events;

•	loss of external funding sources;

•	sales of large blocks of our stock or sales by insiders; or

•	departures of key personnel.
It is possible that in some future quarter our operating results may be below the expectations of financial market analysts and investors and, as a result of these and other factors, the price of our common stock may decline.
We currently do not foresee any future cash dividend payments. As a result, stockholders will benefit from an investment in our common stock only if it appreciates in value.
     We have not declared or paid any cash dividends on our common stock since our initial public offering in November 2003. Moreover, we currently intend to retain any future earnings to finance our operations and to further expand and grow our business. For that reason, we do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. We cannot guarantee that our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

FORWARD-LOOKING STATEMENTS
     Certain statements in this prospectus may include the words or phrases “can be,” “expects,” “plans,” “may,” “may affect,” “may depend,” “believe,” “estimate,” “intend,” “could,” “should,” “would,” “if” and similar words and phrases that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are subject to various known and unknown risks and uncertainties and we caution that any forward-looking information provided by or on our behalf is not a guarantee of future performance. Statements regarding the following subjects are forward-looking by their nature: (a) our business strategy; (b) our projected operating results; (c) our ability to obtain external financing; (d) our understanding of our competition; and (e) industry and market trends. Our actual results could differ materially from those anticipated by such forward-looking statements due to a number of factors, some beyond our control, including, without limitation:
•	availability, terms and deployment of capital;

•	general volatility of the securitization and capital markets;

•	changes in our industry, interest rates or the general economy;

•	changes in our business strategy;

•	the degree and nature of our competition;

•	availability of qualified personnel; and

•	the factors set forth in the section captioned “Risk Factors” beginning on page 3.
     Forward-looking statements apply only as of the date made and we are not required to update forward-looking statements for subsequent or unanticipated events or circumstances.

RATIO OF EARNINGS TO FIXED CHARGES
     The following table shows our consolidated ratio of earnings to fixed charges for the periods indicated.

	Fiscal Year
	2004	2003	2002	2001	2000
Ratio of Earnings to Fixed Charges	2.3	1.5	1.4	1.3	1.1
USE OF PROCEEDS
     Unless otherwise set forth in a prospectus supplement accompanying this prospectus, we intend to use the net proceeds from any sale of the securities that we may sell by this prospectus and any accompanying prospectus supplement for working capital and other corporate purposes, which may include the acquisition of businesses or the capitalization of new business ventures. In addition, we may use any proceeds to pay existing contractual obligations and to repay indebtedness. Investors will be relying on the judgment of our management regarding the application of the proceeds from any sale of the securities.
THE SECURITIES WE MAY OFFER
     We may from time to time offer under this prospectus, separately or together:
•	common stock;

•	preferred stock;

•	unsecured debt securities;

•	warrants to purchase common stock;

•	warrants to purchase preferred stock;

•	warrants to purchase debt securities;

•	depositary shares;

•	stock purchase contracts to purchase common stock; and

•	stock purchase units, each representing ownership of a stock purchase contract and, as security for the holder’s obligation to purchase common stock under the stock purchase contract, either our debt securities or U.S. Treasury securities.
     The aggregate initial offering price of the offered securities will not exceed $50,000,000.
DESCRIPTION OF OUR CAPITAL STOCK
Authorized and Outstanding Capital Stock
     Our authorized capital stock consists of 75.0 million shares of common stock, par value $.01 per share, and 5.0 million shares of preferred stock, par value $.01 per share. Marlin Business Services Corp. is a Pennsylvania corporation and is subject to the Pennsylvania Business Corporation Law of 1988.
     The following description of our common stock and preferred stock, together with the additional information included in any applicable prospectus supplements, summarizes the material terms and provisions of these types of securities, but it is not complete. For the complete terms of our common stock and preferred stock, please refer to our articles of incorporation and our bylaws that are incorporated by reference into the registration statement which includes this prospectus and, with respect to preferred stock, any certificate of designation that we may file with the Commission for a series of preferred stock we may designate, if any.
     We will describe in a prospectus supplement the specific terms of any common stock or preferred stock we may offer pursuant to this prospectus. The prospectus supplement may supplement the information contained in this prospectus, but may not contradict, modify or replace the information contained in this prospectus.
Common Stock
     Under our amended and restated articles of incorporation, we have 75.0 million shares of common stock authorized. As of October 31, 2005, we had 11,742,286 shares of common stock outstanding. Holders of our common stock will be entitled to receive, as, when and if declared by the board of directors from time to time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes subject to any dividend preferences that may be attributable to preferred stock that may be authorized.
     Holders of our common stock are entitled to one vote for each share held of record on all matters on which shareholders may vote. There are no preemptive, conversion, redemption or sinking fund provisions applicable to the common stock. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the assets available for distribution.
Preferred Stock
     Our board of directors, without further action by the shareholders, is authorized to issue up to an aggregate of 5.0 million shares of preferred stock. As of the effective date of the offering, no shares of preferred stock will be outstanding and we have no plans to issue a new series of preferred stock. Our board of directors, without shareholder approval, will be able to issue preferred stock with dividend rates, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights and any other preferences, which rights and preferences could adversely affect the voting power of the holders of common stock. In the event that our Board of Directors issues shares of preferred stock with conversion rights, the shares of preferred stock will convert into shares of common stock, which securities are being registered pursuant to the registration statement which includes this prospectus. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage or delay a third party from acquiring, a majority of our outstanding common stock.
Shareholder Action by Written Consent
     Under Pennsylvania law, any action that may be taken at a meeting of the shareholders may be taken without a meeting if such action is authorized by the unanimous written consent of all shareholders entitled to vote at a meeting for such purposes.
Special Meetings
     Our articles of incorporation and bylaws provide that special meetings of our shareholders may be called only by the board of directors, the chairman of our board of directors or our chief executive officer. This provision may make it more difficult for shareholders to take action opposed by the board of directors.
Amendments to Our Bylaws
     Our bylaws provide that the vote of a majority of all directors or the vote of the majority of the outstanding stock entitled to vote is required to alter, amend or repeal our bylaws.
Indemnification of Directors and Officers
     Section 1741 of the Pennsylvania Business Corporation Law provides the power to indemnify any officer or director acting in his capacity as our representative who was, is or is threatened to be made a party to any action or proceeding for expenses, judgments, penalties, fines and amounts paid in settlement in connection with such action or proceeding. The indemnity provisions apply whether the action was instituted by a third party or arose by or in our right. Generally, the only limitation on our ability to indemnify our officers and directors is if the act violates a criminal statute or if the act or failure to act is finally determined by a court to have constituted willful misconduct or recklessness. Our bylaws provide a right of indemnification to the full extent permitted by law for expenses, attorney’s fees, damages, punitive damages, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by any director or officer whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in our right by reason of the fact that such director or officer is or was serving as our director, officer or employee or, at our request, as a director, officer, partner, fiduciary or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, unless the act or failure to act giving rise to the claim for indemnification is finally determined by a court to have constituted willful misconduct or recklessness. Our bylaws provide for the advancement of expenses to an indemnified party upon receipt of an undertaking by the party to repay those amounts if it is finally determined that the indemnified party is not entitled to indemnification. Our bylaws authorize us to take steps to ensure that all persons entitled to the indemnification are properly indemnified, including, if the board of directors so determines, purchasing and maintaining insurance.
Limitation of Liability
     Our articles of incorporation provide that none of our directors shall be personally liable to us or our shareholders for monetary damages for a breach of fiduciary duty as a director, except for liability:
•	for any breach of such person’s duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

•	for the payment of unlawful dividends and certain other actions prohibited by Pennsylvania corporate law; and

•	for any transaction resulting in receipt by such person of an improper personal benefit.
We maintain directors’ and officers’ liability insurance to provide directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts. At present, there is no pending litigation or proceeding, and we are not aware of any threatened litigation or proceeding, involving any director, officer, employee or agent where indemnification will be required or permitted under our articles of incorporation or bylaws.
Certain Anti-Takeover Provisions
     Pennsylvania Control-Share Acquisitions Law. Generally, subchapters 25E, F, G, H, I and J of the Pennsylvania corporate laws place certain procedural requirements and establish certain restrictions upon the acquisition of voting shares of a corporation which would entitle the acquiring person to cast or direct the casting of a certain percentage of votes in an election of directors. Subchapter 25E of the Pennsylvania corporate laws provides generally that, if a company were involved in a “control transaction,” shareholders of the company would have the right to demand from a “controlling person or group” payment of the fair value of their shares. For purposes of subchapter 25E, a “controlling person or group” is a person or group of persons acting in concert that, through voting shares, has voting power over at least 20% of the votes which shareholders of the company would be entitled to cast in the election of directors. A control transaction arises, in general, when a person or group acquires the status of a controlling person or group. In general, Subchapter 25F of the Pennsylvania corporate laws delays for five years and imposes conditions upon “business combinations” with an “interested shareholder”. The term “business combination” is defined broadly to include various merger, consolidation, division, exchange or sale transactions, including transactions utilizing our assets for purchase price amortization or refinancing purposes. An “interested shareholder,” in general, would be a beneficial owner of at least 20% of our voting shares. In general, Subchapter 25G of the Pennsylvania corporate laws suspends the voting rights of the “control shares” of a shareholder that acquires for the first time 20% or more, 33 1/3% or more, or 50% or more of a company’s shares entitled to be voted in an election of directors. The voting rights of the control shares generally remain suspended until such time as the

“disinterested” shareholders of the company vote to restore the voting power of the acquiring shareholder. Subchapter 25H of the Pennsylvania corporate laws provides in certain circumstances for the recovery by a company of profits made upon the sale of its common stock by a “controlling person or group” if the sale occurs within 18 months after the controlling person or group became such and the common stock was acquired during such 18 month period or within 24 months before such period. In general, for purposes of Subchapter 25H, a “controlling person or group” is a person or group that: 1) has acquired; 2) offered to acquire; or 3) publicly disclosed or caused to be disclosed an intention to acquire voting power over shares that would entitle such person or group to cast at least 20% of the votes that shareholders of the company would be entitled to cast in the election of directors. If the disinterested shareholders of a company vote to restore the voting power of a shareholder who acquires control shares subject to Subchapter 25G, such company would then be subject to subchapters 25I and J of the Pennsylvania corporate laws. Subchapter 25I generally provides for a minimum severance payment to certain employees terminated within two years of such approval. Subchapter 25J, in general, prohibits the abrogation of certain labor contracts prior to their stated date of expiration. The above descriptions of subchapters of the Pennsylvania corporate laws summarize the material anti-takeover provisions contained in the Pennsylvania corporate laws but are not a complete discussion of those provisions. These provisions may discourage open market purchases of our stock or a non-negotiated tender or exchange offer for our stock and, accordingly, may be considered disadvantageous by a shareholder who would desire to participate in any such transaction.
     Section 1715 of the Pennsylvania Business Corporation Law. Under Section 1715 of the Pennsylvania Business Corporation Law, our directors are not required to regard the interests of the shareholders as being dominant or controlling in considering our best interests. The directors may consider, to the extent they deem appropriate, such factors as:
•	the effects of any action upon any group affected by such action, including our shareholders, employees, suppliers, customers and creditors, and communities in which we have offices or other establishments;

•	our short-term and long-term interests, including benefits that may accrue to us from our long-term plans and the possibilities that these interests may be best served by our continued independence;

•	the resources, intent and conduct of any person seeking to acquire control of us; and

•	all other pertinent factors.
Section 1715 further provides that any act of our board of directors, a committee of the board of directors or an individual director relating to or affecting an acquisition or potential or proposed acquisition of control to which a majority of our disinterested directors have assented will be presumed to satisfy the standard of care set forth in the Pennsylvania Business Corporation Law, unless it is proven by clear and convincing evidence that our disinterested directors did not consent to such act in good faith after reasonable investigation. As a result of this and the other provisions of Section 1715, our directors are provided with broad discretion with respect to actions that may be taken in response to acquisitions or proposed acquisitions of corporate control.
     Section 1715 may discourage open market purchases of our common stock or a non-negotiated tender or exchange offer for our common stock and, accordingly, may be considered disadvantageous by a shareholder who would desire to participate in any such transaction. As a result, Section 1715 may have a depressive effect on the price of our common stock.
     Blank-Check Preferred Stock. The ability of the board of directors to establish the rights of, and to issue, substantial amounts of preferred stock without the need for shareholder approval, may have the effect of discouraging, delaying or preventing a change in control. Such preferred stock, among other things, may be used to create voting impediments with respect to any changes in control or to dilute the stock ownership of holders of common stock seeking to obtain control.

Transfer Agent and Registrar
     The transfer agent and registrar for our common stock is StockTrans, Inc.
DESCRIPTION OF THE DEBT SECURITIES WE MAY OFFER
     This prospectus describes the general terms and provisions of the debt securities we may offer and sell by this prospectus. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a prospectus supplement. We will also indicate in the prospectus supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.
     We may offer under this prospectus up to $50,000,000 in aggregate principal amount of debt securities, or if debt securities are issued at a discount, or in a foreign currency or composite currency, such principal amount as may be sold for an initial public offering price of up to $50,000,000. We may offer debt securities in the form of either senior debt securities or subordinated debt securities. The senior debt securities and the subordinated debt securities are together referred to in this prospectus as the “debt securities.” Unless otherwise specified in a prospectus supplement, the senior debt securities will be our direct, unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness. The subordinated debt securities generally will be entitled to payment only after payment of our senior debt.
     The debt securities will be issued under an indenture between us and a trustee, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. We have summarized the general features of the debt securities to be governed by the indenture. The summary is not complete. The executed indenture will be incorporated by reference from a current report on Form 8-K. We encourage you to read the indenture, because, although you have rights under the United States federal securities laws with regard to the summary of debt securities in this prospectus, the indenture, and not this summary, will govern your rights as a holder of debt securities. Capitalized terms used in this summary will have the meanings specified in the indenture. References to “we,” “us” and “our” in this section, unless the context otherwise requires or as otherwise expressly stated, refer to Marlin Business Services Corp., excluding its subsidiaries.
General
     The terms of each series of debt securities will be established by or pursuant to a resolution of our board of directors, or a committee thereof, and set forth or determined in the manner provided in an officers’ certificate or by a supplemental indenture. The particular terms of each series of debt securities will be described in a prospectus supplement relating to such series, including any pricing supplement.
     Under this prospectus, we may offer up to $50,000,000 in aggregate principal amount of debt securities under the indenture, and the debt securities may be in one or more series with the same or various maturities, at par, at a premium or at a discount. Except as set forth in any prospectus supplement, we will also have the right to “reopen” a previous series of debt securities by issuing additional debt securities of such series without the consent of the holders of debt securities of the series being reopened or any other series. Any additional debt securities of the series being reopened will have the same ranking, interest rate, maturity and other terms as the previously issued debt securities of that series. These additional debt securities, together with the previously issued debt securities of that series, will constitute a single series of debt securities under the terms of the applicable indenture.

     We will set forth in a prospectus supplement, including any pricing supplement, relating to any series of debt securities being offered, the aggregate principal amount and other terms of the debt securities, which will include some or all of the following:
•	the form (including whether the debt securities will be issued in global or certificated form) and title of the debt securities;

•	the price or prices (expressed as a percentage of the principal amount) at which we will sell the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which we will pay the principal on the debt securities;

•	the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest;

•	the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

•	the place or places where principal of, and premium and interest on, the debt securities will be payable;

•	the terms and conditions upon which we may redeem the debt securities;

•	any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities;

•	the dates on which and the price or prices at which we will repurchase debt securities at the option of the holders of debt securities and other detailed terms and provisions of these repurchase obligations;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

•	the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

•	the currency of denomination of the debt securities;

•	any provisions relating to any security provided for the debt securities;

•	any addition to or change in the events of default described in this prospectus or in the indenture with respect to the debt securities and any change in the acceleration provisions described in this prospectus or in the indenture with respect to the debt securities;

•	any addition to or change in the covenants described in this prospectus or in the indenture with respect to the debt securities;

•	any conversion provisions, including the security into which the debt securities are convertible, the conversion price, the conversion period, provisions as to whether conversion will be mandatory, at the option of the holder or at our option, the events requiring an adjustment of the conversion price and provisions affecting conversion if such series of debt securities are redeemed;

•	whether the debt securities will be senior debt securities or subordinated debt securities and, if applicable, a description of the subordination terms thereof;

•	any depositories, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities; and

•	any other terms of the debt securities, which may modify, delete, supplement or add to any provision of the indenture as it applies to that series.
     We will provide you with information on the federal income tax considerations and other special considerations applicable to any of these debt securities in the applicable prospectus supplement.
     If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of, and premium and interest on, any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.
Transfer and Exchange
     Each debt security will be represented by either one or more global securities registered in the name of The Depositary Trust Company, as Depositary, or a nominee (we will refer to any debt security represented by a global debt security as a “book-entry debt security”), or a certificate issued in definitive registered form (we will refer to any debt security represented by a certificated security as a “certificated debt security”) as set forth in the applicable prospectus supplement.
     You may transfer or exchange certificated debt securities at any office we maintain for this purpose in accordance with the terms of the indenture. No service charge will be made for any transfer or exchange of certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.
     You may effect the transfer of certificated debt securities and the right to receive the principal of, and any premium and interest on, certificated debt securities only by surrendering the certificate representing those certificated debt securities and either reissuance by us or the trustee of the certificate to the new holder or the issuance by us or the trustee of a new certificate to the new holder.

No Protection in the Event of a Change of Control
     Unless we state otherwise in the applicable prospectus supplement, the debt securities will not contain any provisions which may afford holders of the debt securities protection in the event we have a change in control or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control) which could adversely affect holders of debt securities.
Covenants
     We will set forth in the applicable prospectus supplement any restrictive covenants applicable to any issue of debt securities.
Consolidation, Merger and Sale of Assets
     We may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, any person, which we refer to as a successor person, unless:
•	we are the surviving corporation or the successor person (if other than us) is organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes our obligations on the debt securities and under the indenture;

•	immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time, or both, would become an event of default, shall have occurred and be continuing under the indenture; and

•	certain other conditions are met, including any additional conditions described in the applicable prospectus supplement.
Events of Default
     Event of default means, with respect to any series of debt securities, any of the following:
•	default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of that default for a period of 30 days (unless the entire amount of the payment is deposited by us with the trustee or with a paying agent prior to the expiration of the 30-day period);

•	default in the payment of principal of or premium on any debt security of that series when due and payable;

•	default in the performance or breach of any other covenant or warranty by us in the indenture (other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 90 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of not less than a majority in principal amount of the outstanding debt securities of that series as provided in the indenture;

•	certain events of bankruptcy, insolvency or reorganization of our company; and

•	any other event of default provided with respect to debt securities of that series that is described in the applicable prospectus supplement.
     No event of default with respect to a particular series of debt securities (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an event of default with respect to any other series of debt securities. The occurrence of an event of default may constitute an event of default under our bank credit agreements in existence from time to time. In addition, the occurrence of certain events of default or an acceleration under the indenture may constitute an event of default under certain of our other indebtedness outstanding from time to time.
     If an event of default with respect to debt securities of any series at the time outstanding occurs and is continuing, then the trustee or the holders of not less than a majority in principal amount of the outstanding debt securities of that series may, by a notice in writing to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) of, and accrued and unpaid interest, if any, on all debt securities of that series. In the case of an event of default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) of and accrued and unpaid interest, if any, on all outstanding debt securities will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of outstanding debt securities. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind and annul the acceleration if all events of default, other than the non-payment of accelerated principal and interest, if any, with respect to debt securities of that series, have been cured or waived as provided in the indenture. We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of such discount securities upon the occurrence of an event of default.
     The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.
     No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:
•	that holder has previously given to the trustee written notice of a continuing event of default with respect to debt securities of that series; and

•	the holders of at least a majority in principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee, and the trustee has not received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days.
     Notwithstanding the foregoing, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of, and any premium and interest on, that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment.
     If any securities are outstanding under the indenture, the indenture requires us, within 120 days after the end of our fiscal year, to furnish to the trustee a statement as to compliance with the indenture. The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any default or event of default (except in payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities.
Modification and Waiver
     We may modify and amend the indenture with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments. We may not make any modification or amendment without the consent of the holders of each affected debt security then outstanding if that amendment will:
•	reduce the amount of debt securities whose holders must consent to an amendment or waiver;

•	reduce the rate of or extend the time for payment of interest (including default interest) on any debt security;

•	reduce the principal of, or premium on, or change the fixed maturity of, any debt security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation with respect to any series of debt securities;

•	reduce the principal amount of discount securities payable upon acceleration of maturity;

•	waive a default in the payment of the principal of, or premium or interest on, any debt security (except a rescission of acceleration of the debt securities of any series by the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of that series and a waiver of the payment default that resulted from such acceleration);

•	make the principal of, or premium or interest on, any debt security payable in currency other than that stated in the debt security;

•	make any change to certain provisions of the indenture relating to, among other things, the right of holders of debt securities to receive payment of the principal of, and premium and interest on, those debt securities and to institute suit for the enforcement of any such payment and to waivers or amendments; or

•	waive a redemption payment with respect to any debt security.
     Except for certain specified provisions, the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive our compliance with provisions of the indenture. The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all the debt securities of such series waive any past default under the indenture with respect to that series and its consequences, except a default in the payment of the principal of, or any premium or interest on, any debt security of that series or in respect of a covenant or provision, which cannot be modified or amended without the consent of the holder of each outstanding debt security of the series affected; provided, however, that the holders of a majority in principal amount of the outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration.
Discharging Our Obligations
     We may choose to either discharge our obligations on the debt securities of any series in a legal defeasance, or to release ourselves from our covenant restrictions on the debt securities of any series in a covenant defeasance. We may do so at any time after we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If we choose the legal defeasance option, the holders of the debt securities of the series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities, replacement of lost, stolen, destroyed or mutilated debt securities, conversion or exchange of debt securities, sinking fund payments and receipt of principal and interest on the original stated due dates or specified redemption dates.
     We may discharge our obligations under the indenture or release ourselves from covenant restrictions only if, in addition to making the deposit with the trustee, we meet some specific requirements. Among other things:
•	we must deliver an opinion of our legal counsel that the discharge will not result in holders having to recognize taxable income or loss or subject them to different tax treatment. In the case of legal defeasance, this opinion must be based on either an IRS letter ruling or change in federal tax law;

•	we may not have a default on the debt securities discharged on the date of deposit;

•	the discharge may not violate any of our agreements; and

•	the discharge may not result in our becoming an investment company in violation of the Investment Company Act of 1940.
Governing Law
     The indenture and the debt securities will be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to conflict of law principles that would result in the application of any law other than the laws of the State of New York.

DESCRIPTION OF THE WARRANTS TO PURCHASE COMMON STOCK
AND PREFERRED STOCK WE MAY OFFER
     The following statements are summaries and adequate descriptions of the common stock warrants and the preferred stock warrants being registered in the registration statement which includes this prospectus. The stock warrant agreement to be entered into by us may include or incorporate by reference standard warrant provisions substantially in the form of the Common Stock Warrant Agreement or the Preferred Stock Warrant Agreement to be filed in an amendment to the registration statement which includes this prospectus or filed in a current report on Form 8-K and incorporated by reference in the registration statement which includes this prospectus.
General
     The common stock warrants and preferred stock warrants, evidenced by stock warrant certificates, may be issued under a stock warrant agreement independently or together with any other securities offered by any prospectus supplement and may be attached to or separate from such other offered securities. If stock warrants are offered, the applicable prospectus supplement will describe the designation and terms of the stock warrants, including:
•	the offering price, if any;

•	the designation and terms of the common or preferred stock purchasable upon exercise of the stock warrants;

•	if applicable, the date on and after which the stock warrants and the related offered securities will be separately transferable;

•	the number of shares of common or preferred stock purchasable upon exercise of one stock warrant and the initial price at which the shares may be purchased upon exercise;

•	the date on which the right to exercise the stock warrants will commence and expire;

•	a discussion of certain United States Federal income tax considerations;

•	the call provisions, if any;

•	the currency, currencies or currency units in which the offering price, if any, and exercise price are payable;

•	any antidilution provisions of the stock warrants; and

•	any other terms of the stock warrants.
     The shares of common or preferred stock issuable upon exercise of the stock warrants will, when issued in accordance with the stock warrant agreement, be fully paid and nonassessable.
Exercise of Stock Warrants
     Stock warrants may be exercised by surrendering the stock warrant certificate to the stock warrant agent with the form of election to purchase on the reverse side of the stock warrant certificate properly completed and signed and by payment in full of the exercise price, as set forth in the applicable prospectus supplement. The signature must be guaranteed by a bank or trust company, by a broker or dealer which is a member of the National Association of Securities Dealers, Inc. or by a member of a national securities exchange. Upon receipt of the certificates, the stock warrant agent will requisition from the transfer agent for the common stock for issuance and delivery to or upon the written order of the exercising warrantholder, a certificate representing the number of shares of common stock purchased. If less than all of the stock warrants evidenced by any stock warrant certificate are exercised, the stock warrant agent will deliver to the exercising warrantholder a new stock warrant certificate representing the unexercised stock warrants.
No Rights as Stockholders
     Holders of stock warrants will not be entitled, by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice as stockholders with respect to any meeting of stockholders for the election of our directors or any other matter, or to exercise any rights whatsoever as our stockholders.

DESCRIPTION OF THE WARRANTS TO PURCHASE DEBT SECURITIES WE MAY OFFER
     The following statements are summaries and adequate descriptions of the debt warrants being registered in the registration statement which includes this prospectus. The debt warrant agreement to be entered into by us may include or incorporate by reference standard warrant provisions substantially in the form of the debt warrant agreement to be filed in an amendment to the registration statement which includes this prospectus or filed in a current report on Form 8-K and incorporated by reference in the registration statement which includes this prospectus. A debt warrant agent will be selected by us at the time of issue.
General
     The debt warrants, evidenced by debt warrant certificates, may be issued under the debt warrant agreement independently or together with any other securities offered by any prospectus supplement and may be attached to or separate from such other offered securities. If debt warrants are offered, the applicable prospectus supplement will describe the designation and terms of the debt warrants, including:
•	the offering price, if any;

•	the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants;

•	if applicable, the date on and after which the debt warrants and the related offered securities will be separately transferable;

•	the principal amount of debt securities purchasable upon exercise of one debt warrant and the price at which that principal amount of debt securities may be purchased upon exercise;

•	the date on which the right to exercise the debt warrants will commence and expire;

•	a discussion of certain United States Federal income tax considerations;

•	whether the warrants represented by the debt warrant certificates will be issued in registered or bearer form;

•	the currency, currencies or currency units in which the offering price, if any, and exercise price are payable;

•	any antidilution provisions of the debt warrants; and

•	any other terms of the debt warrants.
     Warrantholders will not have any of the rights of holders of debt securities, including the right to receive the payment of principal of, any premium or interest on, or any additional amounts with respect to, the debt securities or to enforce any of the covenants of the debt securities or the applicable indenture except as otherwise provided in the applicable indenture.
Exercise of Debt Warrants
     Debt warrants may be exercised by surrendering the debt warrant certificate to the debt warrant agent, with the form of election to purchase on the reverse side of the debt warrant certificate properly completed and signed, and by payment in full of the exercise price, as set forth in the applicable prospectus supplement. The signature must be guaranteed by a bank or trust company, by a broker or dealer which is a member of the National Association of Securities Dealers, Inc. or by a member of a national securities exchange. Upon the exercise of debt warrants, we will issue the debt securities in authorized denominations in accordance with the instructions of the exercising warrantholder. If less than all of the debt warrants evidenced by the debt warrant certificate are exercised, a new debt warrant certificate will be issued for the remaining number of debt warrants.

DESCRIPTION OF DEPOSITARY SHARES WE MAY OFFER
     The following statements are summaries and adequate descriptions of the depositary shares being registered in the registration statement which includes this prospectus. The depositary share agreement to be entered into by us may include or incorporate by reference standard provisions substantially in the form of the depositary share agreement to be filed in an amendment to the registration statement which includes this prospectus or filed in a current report on Form 8-K and incorporated by reference in the registration statement which includes this prospectus. A depositary will be selected by us at the time of issue.
     We may, at our option, offer fractional shares of our preferred stock, rather than whole shares of our preferred stock. In the event we do so, we will issue receipts for depositary shares, each of which will represent a fraction (to be set forth in the prospectus supplement relating to an offering of the depositary shares) of a share of the related series of preferred stock.
     The shares of our preferred stock represented by depositary shares will be deposited under a deposit agreement between us and a depositary, or bank or trust company selected by us having its principal office in the United States and having a combined capital and surplus of at least $50,000,000. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a share of preferred stock, represented by the depositary share to all of the rights and preferences of the preferred stock represented by the depositary shares (including dividend, voting, redemption, conversion and liquidation rights).
DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS WE MAY OFFER
     The following statements are summaries and adequate descriptions of the stock purchase contracts and stock purchase units being registered in the registration statement which includes this prospectus. The stock purchase contract agreement or stock purchase unit agreement to be entered into by us may include or incorporate by reference standard provisions substantially in the form of the stock purchase contract agreement or stock purchase unit agreement to be filed in an amendment to the registration statement which includes this prospectus or filed in a current report on Form 8-K and incorporated by reference in the registration statement which includes this prospectus. A stock purchase contract agent and stock purchase unit agent will be selected by us at the time of issue.
     We may issue stock purchase contracts, representing contracts obligating holders to purchase from us, and obligating us to sell to the holders, a specified number of shares of common stock, preferred stock or depositary shares at a future date or dates. The price per share of common stock, preferred stock or depositary shares may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contract agreement. Any such formula may include anti-dilution provisions to adjust the number of shares issuable pursuant to such stock purchase contract upon the occurrence of certain events. The stock purchase contracts may be issued separately or as a part of stock purchase units, consisting of a stock purchase contract and, as security for the holder’s obligations to purchase the shares of common stock, preferred stock or depositary shares under the stock purchase contracts or our debt securities.
     The stock purchase contract agreements may require us to make periodic payments to the holders of the stock purchase units or vice versa, and these payments may be unsecured or prefunded on some basis. The stock purchase contract agreements may require holders to secure their obligations in a specified manner and in certain circumstances we may deliver newly issued prepaid stock purchase contracts upon release to a holder of any collateral securing such holder’s obligations under the original stock purchase contract agreement.
     The applicable prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units and, if applicable, prepaid stock purchase contracts.

PLAN OF DISTRIBUTION
     Unless otherwise set forth in a prospectus supplement accompanying this prospectus, we may sell the offered securities in any one or more of the following ways from time to time:
•	through agents;

•	to or through underwriters;

•	through dealers;

•	directly to purchasers; or

•	through remarketing firms.
     The prospectus supplement with respect to the offered securities will set forth the terms of the offering of the offered securities, including:
•	the name or names of any underwriters, dealers or agents;

•	the purchase price of the offered securities and the proceeds to us from such sale;

•	any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange on which such offered securities may be listed.
     Any initial public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.
     The distribution of the offered securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.
     Offers to purchase the offered securities may be solicited by agents designated by us from time to time. Any agent involved in the offer or sale of the offered securities will be named, and any commissions payable by us to such agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in the prospectus supplement, the agent will be acting on a reasonable best efforts basis for the period of its appointment.
     If underwriters are used in the sale of the offered securities, the offered securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters at the time of sale. The offered securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by the managing underwriters. Unless otherwise indicated in the applicable prospectus supplement, the underwriters are subject to certain conditions precedent and will be obligated to purchase all the offered securities of a series if they purchase any of the offered securities.

     If a dealer is used in the sale of the offered securities, we will sell the offered securities to the dealer as principal. The dealer may then resell the offered securities to the public at varying prices to be determined by the dealer at the time of resale. The name of the dealer and the terms of the transaction will be set forth in the applicable prospectus supplement.
     Offers to purchase the offered securities may be solicited directly by us and the sale thereof may be made by us directly to institutional investors or others. The terms of any such sales will be described in the applicable prospectus supplement.
     The offered securities may also be offered and sold by a remarketing firm in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own accounts or as agents for us. These remarketing firms will offer or sell the offered securities pursuant to the terms of the offered securities. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement.
     We may authorize underwriters, dealers and agents to solicit from third parties offers to purchase the offered securities under contracts providing for payment and delivery on future dates. The applicable prospectus supplement will describe the material terms of these contracts, including any conditions to the purchasers’ obligations, and will include any required information about commissions we may pay for soliciting these contracts.
     In connection with the sale of the offered securities, agents, underwriters, dealers or remarketing firms may receive compensation from us or from purchasers of the offered securities for whom they act as agents in the form of discounts, concessions or commissions. Underwriters may sell the offered securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. Agents, underwriters, dealers and remarketing firms that participate in the distribution of the offered securities, and any institutional investors or others that purchase offered securities directly and then resell the securities, may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be deemed to be underwriting discounts and commissions under the Securities Act.
     Agents, underwriters, dealers and remarketing firms may be entitled under relevant agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act or to contribution with respect to payments which the agents, underwriters or dealers may be required to make.
     Each series of the offered securities will be a new issue and, other than the shares of common stock which are listed on the Nasdaq, will have no established trading market. Any underwriters to whom we sell the offered securities for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We may elect to list any series of offered securities on an exchange, and in the case of common stock, on any additional exchange, but, unless otherwise specified in the applicable prospectus supplement, we will not be obligated to do so. We cannot predict the liquidity of the trading market for any of the offered securities.
     In connection with an offering, the underwriters may purchase and sell the offered securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of offered securities than they are required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the offered securities while an offering is in progress.
     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased offered securities sold by or for the account of that underwriter in stabilizing or short-covering transactions.
     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the offered securities. As a result, the price of the offered securities may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on an exchange or automated quotation system, if the offered securities are listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise.
     Underwriters, dealers, agents and remarketing firms, or their affiliates, may be customers of, engage in transactions with, or perform services for, us and our subsidiaries in the ordinary course of business.
     Underwriters, dealers, agents and remarketing firms, or their affiliates, may be customers of, engage in transactions with, or perform services for, us and our subsidiaries in the ordinary course of business. Pursuant to a requirement by the National Association of Securities Dealers, Inc., or NASD, the maximum commission or discount to be received by any NASD member or independent broker/dealer may not be greater than eight percent of the gross proceeds received by us for the sale of any securities being registered pursuant to SEC Rule 415.
VALIDITY OF SECURITIES
     The validity of any securities and the enforceability of our obligations under any debt securities offered by us in the applicable prospectus supplement will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. The validity of any securities offered and the enforceability of our obligations under any debt securities in the applicable prospectus supplement will be passed upon for any underwriters or agents by counsel to be named in the applicable prospectus supplement.
EXPERTS
     The consolidated financial statements and schedule of Marlin Business Services Corp. as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or Commission, utilizing a “shelf” registration process, relating to the common stock, preferred stock, debt securities, warrants to purchase common stock, warrants to purchase preferred stock, warrants to purchase debt securities, depositary shares, stock purchase contracts and stock purchase units described in this prospectus. Under this shelf process, we may sell the securities described in this prospectus in one or more offerings up to a total initial offering price of $50,000,000.
     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may supplement the information contained in this prospectus, but may not contradict, modify or replace the information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information”.
     No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by us, any selling shareholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.
WHERE YOU CAN FIND MORE INFORMATION
     In this prospectus, we “incorporate by reference” the information we file with the SEC, which means that we can disclose important business, financial and other information to you in this prospectus by referring you to the documents containing this information. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC after the date of this prospectus will automatically update and supersede this information. However, any information contained herein shall modify or supersede information contained in documents we filed with the SEC before the date of this prospectus.
     We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering is completed:
     (a) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004.
     (b) Our Definitive Proxy Statement filed on April 25, 2005.
     (c) Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

     (d) Our Current Reports on Form 8-K, dated March 8, 2005 (Item 4.02), May 26, 2005, June 24, 2005, August 19, 2005, August 26, 2005, September 14, 2005, October 7, 2005 and October 21, 2005.
     (e) The description of our common stock contained in a registration statement filed on Form 8-A under the Securities Exchange Act of 1934 filed on October 30, 2003, including any amendment or report filed for the purpose of updating such description.
     We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. We will provide this information upon written or oral request at no cost the requester. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to Marlin Business Services Corp., 300 Fellowship Road, Mount Laurel, New Jersey 08054, Attention: General Counsel, telephone number: (888) 479-9111.
     In addition, we file reports, proxy statements, and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC maintains a Web site that contains all information filed electronically by us. The address of the SEC’s Web site is http://www.sec.gov. Our SEC filings are also available to the public from our Web site at http://www.marlincorp.com. However, the information our Web site does not constitute a part of this prospectus.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
     The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of the securities registered hereby and the offerings described in this registration statement, other than underwriting discounts and commissions. All amounts shown are estimates except the Commission registration fee.

Commission registration fee	$5,885
Nasdaq National Market Listing Fee	25,000	*
Trustee’s fees and expenses	5,000	*
Printing and engraving expenses	50,000	*
Accounting fees and expenses	100,000	*
Legal fees and expenses	100,000	*
Miscellaneous	14,115	*

Total	$300,000	*

*	Estimated
ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.
     Section 1741 of the Pennsylvania Business Corporation Law provides the power to indemnify any officer or director acting in his capacity as our representative who was, is or is threatened to be made a party to any action or proceeding for expenses, judgments, penalties, fines and amounts paid in settlement in connection with such action or proceeding. The indemnity provisions apply whether the action was instituted by a third party or arose by or in our right. Generally, the only limitation on our ability to indemnify our officers and directors is if the act violates a criminal statute or if the act or failure to act is finally determined by a court to have constituted willful misconduct or recklessness. Our bylaws provide a right to indemnification to the full extent permitted by law for expenses, attorney’s fees, damages, punitive damages, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by any director or officer whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in our right by reason of the fact that such director or officer is or was serving as our director, officer or employee or, at our request, as a director, officer, partner, fiduciary or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, unless the act or failure to act giving rise to the claim for indemnification is finally determined by a court to have constituted willful misconduct or recklessness. Our bylaws provide for the advancement of expenses to an indemnified party upon receipt of an undertaking by the party to repay those amounts if it is finally determined that the indemnified party is not entitled to indemnification. Our bylaws authorize us to take steps to ensure that all persons entitled to the indemnification are properly indemnified, including, if the board of directors so determines, purchasing and maintaining insurance.
     Our articles of incorporation provide that none of our directors shall be personally liable to us or our shareholders for monetary damages for a breach of fiduciary duty as a director, except for liability:
•	for any breach of such person’s duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

•	for the payment of unlawful dividends and certain other actions prohibited by Pennsylvania corporate law; and

•	for any transaction resulting in receipt by such person of an improper personal benefit.

     We maintain directors and officers’ liability insurance to provide directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts. At present, there is no pending litigation or proceeding, and we are not aware of any threatened litigation or proceeding, involving any director, officer, employee or agent where indemnification will be required or permitted under the articles of incorporation or our bylaws.
ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
     See Exhibit Index included herewith which is incorporated herein by reference.
ITEM 17. UNDERTAKINGS.
     (a) The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”) that are incorporated by reference in the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of our annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.
     (c) The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective; and
     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.
     (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the provisions set forth or described in Item 15 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
     (e) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mount Laurel, New Jersey, on November      , 2005.

MARLIN BUSINESS SERVICES CORP.

By:	/s/ Daniel P. Dyer

Name:	Daniel P. Dyer
Title:	Chief Executive Officer
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Daniel P. Dyer	Chairman and Chief Executive Officer	November , 2005

Daniel P. Dyer	(Principal Executive Officer)

*	Senior Vice President and Chief Financial Officer	November , 2005

Bruce E. Sickel	(Principal Financial and Accounting Officer)

*	President and Director	November , 2005

Gary R. Shivers

*	Director	November , 2005

John J. Calamari

*	Director	November , 2005

Lawrence J. DeAngelo

S-1

Signature	Title	Date
*	Director	November , 2005

Kevin J. McGinty

*	Director	November , 2005

James W. Wert

*By:	/s/ Daniel P. Dyer

Daniel P. Dyer
As Attorney-in-fact

S-2

EXHIBIT INDEX

*1.1	Form of Underwriting Agreement

3.1	Amended and Restated Articles of Incorporation of the registrant (incorporated by reference to Exhibit 3.1 of the registrant’s Registration Statement on Form S-1 (Registration No. 333-108530))

3.2	Bylaws of the registrant (incorporated by reference to Exhibit 3.2 of the registrant’s Registration Statement on Form S-1 (Registration No. 333-108530))

*4.1	Form of Articles of Designations for preferred stock (together with form of Preferred Stock Certificate)

**4.2	Form of Indenture

*4.3	Form of Common Stock Warrant Agreement, including form of Warrant

*4.4	Form of Preferred Stock Warrant Agreement, including form of Warrant

*4.5	Form of Debt Warrant Agreement, including form of Warrant

*4.6	Form of Note

*4.7	Form of Deposit Agreement

*4.8	Form of Stock Purchase Contract Agreement

*4.9	Form of Stock Purchase Contract

*4.10	Form of Stock Purchase Unit Agreement

**5.1	Opinion of Morgan, Lewis & Bockius LLP

†12.1	Statement Re: Computation of Ratio of Earnings to Fixed Charges

**23.1	Consent of KPMG LLP

**23.2	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1 above)

†24.1	Power of Attorney

***25.1	Statement of Eligibility of Trustee on Form T-1 for Debt Securities

*	To be filed, if necessary, subsequent to the effectiveness of this registration statement by an amendment to this registration statement or incorporated by reference pursuant to a Current Report on Form 8-K in connection with the offering of securities.

**	Filed herewith.

***	To be filed pursuant to the Trust Indenture Act of 1939, as amended.

†	Previously filed.

PROPOSED DRAFT
Exhibit 5.1
[Letterhead of Morgan, Lewis & Bockius LLP]
November      , 2005
Marlin Business Services Corp.
300 Fellowship Road
Mount Laurel, New Jersey 08054
RE:      Marlin Business Services Corp., Registration Statement on Form S-3
Ladies and Gentlemen:
We have acted as counsel to Marlin Business Services Corp., a Pennsylvania corporation (the “Company”), in connection with the filing of the referenced Registration Statement (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Act”), with the Securities and Exchange Commission (the “SEC”). The Registration Statement relates to the proposed offering and sale of up to $50,000,000 aggregate amount of any or all of the following securities (each a “Security,” and, collectively, the “Securities”): (i) shares of Common Stock of the Company, par value $0.01 per share (the “Common Stock”), (ii) shares of Preferred Stock of the Company, par value $0.01 per share (the “Preferred Stock”), (iii) debt securities of the Company (the “Debt Securities”), (iv) warrants to purchase Common Stock (“Common Stock Warrants”), (v) warrants to purchase Preferred Stock (“Preferred Stock Warrants”), (vi) warrants to purchase debt securities (“Debt Securities Warrants”), (vii) depositary shares of the Company (“Depositary Shares”), (viii) stock purchase contracts of the Company (“Stock Purchase Contracts”), and (ix) stock purchase units of the Company (“Stock Purchase Units”).
In connection with this opinion letter, we have examined the Registration Statement, the proposed form of the indenture (the “Indenture”) with a trustee (the “Trustee”) relating to the Debt Securities, originals, or copies certified or otherwise identified to our satisfaction, of the Articles of Incorporation and Bylaws of the Company and such other documents, records and other instruments as we have deemed appropriate for purposes of the opinion set forth herein.
We have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of the documents submitted to us as originals, the conformity with the originals of all documents submitted to us as certified, facsimile or photostatic copies and the authenticity of the originals of all documents submitted to us as copies.
We have also assumed for purposes of our opinion that the Indenture will be duly authorized, executed and delivered by the Trustee, that the Indenture will constitute a legal, valid and binding obligation of the Trustee, and that the Trustee has the requisite organizational and legal power and authority to perform its obligations under the Indenture.
We have also assumed that (i) the definitive terms of any Security, other than Common Stock, offered pursuant to the Registration Statement will have been established in accordance with resolutions of the Board of Directors of the Company and applicable law, (ii) a Prospectus Supplement will have been filed with the SEC describing any Securities offered pursuant to the Registration Statement, and (iii) all Securities will be issued in compliance with applicable federal and state securities laws.
Based upon the foregoing, we are of the opinion that:
     1. When the Debt Securities are executed by duly authorized officers of the Company, as provided in the Indenture, and the Debt Securities are duly authenticated by the Trustee and are delivered by the Company against receipt of the purchase price therefor in the manner contemplated by the Registration Statement, the Debt

Securities, including any shares of Common Stock or Preferred Stock issued upon the exercise or conversion of the Debt Securities, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.
     2. When duly authorized by the Company, the shares of Common Stock and Preferred Stock, including any shares of Common Stock or Preferred Stock issued upon the exercise or conversion of any securities, when issued and sold by the Company and delivered by the Company against receipt of the purchase price therefor in the manner contemplated by the Registration Statement, will be validly issued, fully paid and non-assessable.
     3. When duly authorized and executed by the Company, the Stock Purchase Contracts, including any shares of Common Stock or Preferred Stock issued upon the exercise or conversion of the Stock Purchase Contracts, when sold and delivered at the price and in the manner contemplated by the Registration Statement, the supplement or supplements to the prospectus included therein and the applicable definitive purchase, underwriting or similar agreement, will be duly authorized, validly issued and will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.
     4. When duly authorized and executed by the Company, as issuer, a depositary and any other parties thereto of a deposit agreement (the “Deposit Agreement”) relating to the Depositary Shares or Stock Purchase Units, as applicable, and each amendment or supplement thereto, assuming all legal authority of the depositary and such other parties to do so and assuming the relevant Deposit Agreement is consistent with the description thereof contained in the Registration Statement, the Depositary Shares or Stock Purchase Units, including any shares of Common Stock or Preferred Stock issued upon the exercise or conversion of the Depositary Shares or Stock Purchase Units, as applicable, will be duly and validly authorized and, when the Depositary Shares or Stock Purchase Units, as applicable, or certificates representing the Depositary Shares or Stock Purchase Units, as applicable, are duly executed by the Company, authenticated by the depositary under the Deposit Agreement and sold and delivered at the price and in accordance with the terms set forth in the Registration Statement, the supplement or supplements to the prospectus included therein, the Deposit Agreement and the applicable definitive purchase, underwriting or similar agreement, the Depositary Shares or Stock Purchase Units, or certificates representing the same, as applicable, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.
     5. When duly authorized and executed by the Company, as issuer, the warrant agent and the other parties thereto of a warrant agreement (the “Warrant Agreement”) relating to the Common Stock Warrants, Preferred Stock Warrants or Debt Securities Warrants, as applicable, and each amendment or supplement thereto, assuming all legal authority of the warrant agent and such other parties to do so and assuming that the relevant Warrant Agreement is consistent with the description thereof contained in the Registration Statement, including any shares of Common Stock or Preferred Stock issued upon the exercise or conversion of such Warrants, such Warrants will be duly and validly authorized, and, when such Warrants are duly executed by the Company, authenticated by the warrant agent and sold and delivered at the price and in accordance with the terms set forth in the Registration Statement, the supplement or supplements to the prospectus included therein, the Warrant Agreement and the applicable definitive purchase, underwriting or similar agreement, such Warrants will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.
The opinions expressed above are subject to the following limitations and qualifications:
The opinions expressed herein are subject to bankruptcy, insolvency, fraudulent transfer and other similar laws affecting the rights and remedies of creditors generally and general principles of equity.
The opinions expressed herein are limited to the laws of the Commonwealth of Pennsylvania and the State of New York and we express no opinion with respect to the laws of any other state or jurisdiction.
We hereby consent to the use of this opinion as Exhibit 5.1 to the Registration Statement and to the reference to us under the caption “Validity of Securities” in the prospectus included in the Registration Statement. In giving such consent, we do not hereby admit that we are acting within the category of persons whose consent is required under Section 7 of the Act or the rules or regulations of the SEC thereunder.
Very truly yours,
/s/ MORGAN, LEWIS & BOCKIUS LLP

PROPOSED DRAFT
Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Marlin Business Services Corp.:
We consent to the incorporation by reference in the registration statement (file 333-128330) filed on Pre-Effective Amendment No. 1 to Form S-3 of Marlin Business Services Corp. of our reports dated March 11, 2005, with respect to the consolidated balance sheets of Marlin Business Services Corp. as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004 which reports appear in the December 31, 2004 annual report on Form 10-K of Marlin Business Services Corp. incorporated herein by reference and to the reference to our firm under the heading “Experts” in the registration statement and related prospectus.
Our report dated March 11, 2005, on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004, expresses our opinion that Marlin Business Services Corp. did not maintain effective internal control over financial reporting as of December 31, 2004 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that the material weakness relates to inadequate controls over the selection and application of accounting policies that are in conformity with U.S. generally accepted accounting principles. Marlin Business Services Corp. restated the previously issued consolidated balance sheet as of December 31, 2003 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2003 to correct an error in accounting for interim rent that was being recognized in earnings when invoiced rather than being included with minimum lease payments in determining unearned lease income that is recognized over the lease term on the effective interest method.
/s/ KPMG LLP

Philadelphia, Pennsylvania
November       , 2005